                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549
                                  ___________

                                SCHEDULE 13D/A
                                (RULE 13D-101)

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-
            1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                           (AMENDMENT NO.    1    )1
                                          --------

                  Touchstone Applied Science Associates, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                        Common Stock, $.0001 par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   891546103
--------------------------------------------------------------------------------
                                (CUSIP Number)

                     Victor I. Chang, Esq.  (617) 248-7000
             c/o Testa, Hurwitz & Thibeault, LLP, 125 High Street
                               Boston, Ma 02110
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

             January 30, 2001, February 1, 2001, February 2, 2001,
           February 5, 2001, February 6, 2001, and February 9, 2001.
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the
following box    .

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

__________

1    The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 891546103                    13D/A
-------------------
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Edward L. Cahill

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) o
                                                                (b) x

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      AF

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                o


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      USA

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0 shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          740,230 shares
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0 shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          740,230 shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      740,230 shares

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  x


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      25.8%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN

------------------------------------------------------------------------------

CUSIP NO. 891546103                    13D/A
-------------------
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      David L. Warnock

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) o
                                                                (b) x

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      AF

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                o


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      USA

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0 shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          740,230 shares
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0 shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          740,230 shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      740,230 shares

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  x


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      25.8%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN

------------------------------------------------------------------------------

CUSIP NO. 891546103                    13D/A
-------------------
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Donald W. Hughes

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) o
                                                                (b) x

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      AF

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                o


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      USA

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0 shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          740,230 shares
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0 shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          740,230 shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      740,230 shares

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  x


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      25.8%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN

------------------------------------------------------------------------------

CUSIP NO. 891546103                    13D/A
-------------------
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      George Stelljes, III

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) o
                                                                (b) x

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      AF

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                o


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      USA

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0 shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          740,230 shares
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0 shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          740,230 shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      740,230 shares

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  x


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      25.8%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN

------------------------------------------------------------------------------

CUSIP NO. 891546103                    13D/A
-------------------
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Cahill, Warnock Strategic Partners, L.P.
      IRSN: 52-1970604      I
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) o
                                                                (b) x

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      AF

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                o


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware Limited Partnership

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0 shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          740,230 shares
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0 shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          740,230 shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      740,230 shares

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  x


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      25.8%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN

------------------------------------------------------------------------------

CUSIP NO. 891546103                    13D/A
-------------------
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Cahill, Warnock Strategic Partners Fund, L.P.
      IRSN: 52-1970619
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) x
                                                                (b) o

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                o


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware Limited Partnership

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0 shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          740,230 shares
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0 shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          740,230 shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      740,230 shares

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  x


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      25.8%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN

------------------------------------------------------------------------------

CUSIP NO. 891546103                    13D/A
-------------------
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Cahill, Warnock & Company, LLC
      IRSN: 52-1931617
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) o
                                                                (b) x

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      AF

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                o


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Maryland Limited Liability Company

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0 shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          740,230 shares
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0 shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          740,230 shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      740,230 shares

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  x


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      25.8%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      OO

------------------------------------------------------------------------------

CUSIP NO. 891546103                    13D/A
-------------------
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Strategic Associates, L.P.
      IRSN: 52-1991689
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) x
                                                                (b) o

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                o


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware Limited Partnership

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0 shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          740,230 shares
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0 shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          740,230 shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      740,230 shares

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  x


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      25.8%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN

------------------------------------------------------------------------------

  This Schedule 13D Amendment No. 1 ("Amendment No. 1") is an amendment to the
Schedule 13D that was filed with the Securities and Exchange Commission ("SEC") on November 9, 1998 (the "Original 13D") on behalf of Cahill, Warnock Strategic Partners Fund, L.P. ("Strategic Partners Fund"), Cahill, Warnock Strategic Partners, L.P. ("Strategic Partners"), Strategic Associates, L.P. ("Strategic Associates"), Cahill, Warnock & Company, LLC ("Cahill, Warnock & Company"), Edward L. Cahill ("Cahill"), David L. Warnock ("Warnock"), Donald W. Hughes ("Hughes"), and George Stelljes, III ("Stelljes").

  Strategic Partners Fund, Strategic Partners, Strategic Associates, Cahill, Warnock & Company, Cahill, Warnock, Hughes and Stelljes are sometimes collectively referred to herein as the "Reporting Persons."

  Touchstone Applied Science Associates, Inc., a Delaware corporation, is referred to herein as the "Issuer."

  All references to the amount of shares of the outstanding Common Stock of the Issuer or the amount of the Issuer's Common Stock beneficially owned by the Reporting Persons, or any other persons, reflect a 1 for 4 reverse stock split effected on March 4, 1999. Unless otherwise noted, the information contained in this Amendment No. 1 amends and restates the items below as previously disclosed in the Original 13D. Capitalized terms not defined in this Amendment No. 1 shall have their respective meanings as set forth in the Original 13D.

Item 2.     Identity and Background
            -----------------------

  This statement is being filed by (i) Cahill, Warnock Strategic Partners Fund, L.P. ("Strategic Partners Fund"), (ii) Strategic Associates, L.P. ("Strategic Associates"), (iii) Cahill Warnock Strategic Partners, L.P. ("Strategic Partners"), the sole general partner of Strategic Partners Fund and Strategic Associates, (iv) Cahill, Warnock & Company, LLC ("Cahill, Warnock & Company"), the management company of Strategic Partners Fund and Strategic Associates, (v) Edward L. Cahill ("Cahill"), a general partner of Strategic Partners and a member of Cahill, Warnock & Company, (vi) David L. Warnock ("Warnock"), a general partner of Strategic Partners and a member of Cahill, Warnock & Company,
(vii) Donald W. Hughes ("Hughes"), a general partner of Strategic Partners and a member of Cahill, Warnock & Company, and (viii) George Stelljes, III ("Stelljes"), a general partner of Strategic Partners and a member of Cahill, Warnock & Company. Strategic Partners Fund, Strategic Partners, Strategic Associates, Cahill, Warnock & Co., Cahill, and Warnock are sometimes referred to collectively herein as the "Reporting Persons."

  The address of the principal business and principal office of Strategic Partners Fund, Strategic Partners, Strategic Associates and Cahill, Warnock & Co. is 1 South Street, Suite 2150, Baltimore, MD 21202. The business address of Cahill, Warnock Hughes and Stelljes is 1 South Street, Suite 2150, Baltimore, MD 21202.

  The state of organization for Strategic Partners Fund, Strategic Partners and Strategic Associates is Delaware. The state of organization for Cahill, Warnock & Co. is Maryland. Cahill, Warnock, Hughes and Stelljes are citizens of the United States of America.

  The principal business of Strategic Partners Fund and Strategic Associates is to make private equity investments in micro-cap public companies seeking capital for expansion or undergoing a restructuring of ownership. The principal business of Strategic Partners is to act as the sole general partner of Strategic Partners Fund and Strategic Associates. The principal business of Cahill, Warnock & Company is to manage the activities of Strategic Partners Fund, Strategic Associates, and Camden Partners, L.P. ("Camden Partners"). The principal occupations of Cahill, Warnock, Hughes and Stelljes are their activities on behalf of Strategic Partners Fund, Strategic Partners, Strategic Associates, Cahill, Warnock & Co. and Camden Partners.

  The principal business of Camden Partners is to make passive investments in public companies. The principal office of Camden Partners is 1 South Street, Suite 2150, Baltimore, MD 21202.

  During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding a violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.
            -------------------------------------------------

  On October 28, 1998 Strategic Partners Fund acquired warrants to purchase 653,993 shares of the Issuer's Common Stock in partial consideration for the purchase of subordinated debentures of the Issuer in the principal amount of $3,790,000. The working capital of Strategic Partners Fund was the source of funds for this purchase. No part of the purchase price was or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting such securities.

  On October 28, 1998 Strategic Associates acquired warrants to purchase 36,237 shares of the Issuer's Common Stock in partial consideration for the purchase of subordinated debentures of the Issuer in the principal amount of $210,000. The working capital of Strategic Associates was the source of funds for this purchase. No part of the purchase price was or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting such securities.

  In February, 2000, Strategic Partners Fund effected a cashless exercise of warrants to purchase 395,725 shares of the Issuer's Common Stock in connection with a reduction of a portion of outstanding, non-convertible subordinated debentures previously issued by the Issuer to Strategic Partners Fund. No part of the exercise consideration was or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting such securities.

  In February, 2000, Strategic Associates effected a cashless exercise of warrants to purchase 21,927 shares of the Issuer's Common Stock in connection with a reduction of a portion of outstanding, non-convertible subordinated debentures previously issued by the Issuer to Strategic Associates. No part of the exercise consideration was or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting such securities.

  From January 30, 2001, to February 9, 2001, Strategic Partners Fund purchased 47,375 shares of the Issuer's Common Stock for an aggregate price of $47,197.25. The working capital of Strategic Partners Fund was the source of funds for this purchase. No part of the purchase price was or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting such securities.

  From January 30, 2001, to February 9, 2001, Strategic Associates purchased 2,625 shares of the Issuer's Common Stock for an aggregate price of $2,615.15. The working capital of Strategic Associates was the source of funds for this purchase. No part of the purchase price was or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting such securities.


Item 5.    Interest in Securities of the Issuer.
           ------------------------------------

(a) Strategic Partners Fund is the record owner of 443,100 shares of the Issuer's Common Stock (the "Fund Common Stock") and warrants to purchase a total of 258,268 shares of the Issuer's Common Stock (the "Fund Warrant"), all of which are presently exerciseable. Strategic Associates is the record owner of 24,552 shares of the Issuer's Common Stock (the "Associates Common Stock") and warrants to purchase 14,310 shares of the Issuer's Common Stock (the "Associates Warrant"), all of which are presently exerciseable.

  The aggregate shares of the Issuer's Common Stock issuable upon the exercise of the Fund Warrant and the Associates Warrant are sometimes referred to herein as the "Touchstone Warrant Shares." The Fund Common Stock, the Associates Common Stock and the Touchstone Warrant Shares are sometimes referred to herein collectively as the "Touchstone Shares."

  Because of their relationship as affiliated entities, both Strategic Partners Fund and Strategic Associates may be deemed to own beneficially the Touchstone Shares. As the general partner of Strategic Partners Fund and Strategic Associates Strategic Partners may be deemed to own beneficially the Touchstone Shares. As the management company of Strategic Partners Fund and Strategic Associates, Cahill, Warnock & Company may be deemed to own beneficially the Touchstone Shares. As the individual general partners of Strategic Partners, and as the members of Cahill, Warnock & Company, Cahill, Warnock, Hughes and Stelljes may be deemed to own beneficially the Touchstone Shares.

  By virtue of the Investors Rights Agreement (attached hereto as Exhibit 4), each of the Reporting Persons may be deemed to share voting power with respect to each share of the Issuer's Common Stock subject to such agreement. Consequently, the Reporting Persons may be deemed to beneficially own, in addition to the Touchstone Shares, an additional 429,964 shares of the Issuer's Common Stock (the "Agreement Shares"), assuming that none of the parties subject to the Investors Rights Agreement, other than the Reporting Persons, has increased or decreased its beneficial ownership of the Issuer's Common Stock since the date of the Investors Rights Agreement.

  Strategic Partners Fund disclaims beneficial ownership of the Associates Common Stock, all of the shares of the Issuer's Common Stock issuable upon exercise of the Associates Warrant, and the Agreement Shares. Strategic Associates disclaims beneficial ownership of the Fund Common Stock, all of the shares of the Issuer's Common Stock issuable upon exercise of the Fund Warrant, and the Agreement Shares. Strategic Partners, Cahill, Warnock & Company, Cahill, Warnock, Hughes and Stelljes each disclaim beneficial ownership of the Touchstone Shares and the Agreement Shares, except with respect to their pecuniary interest therein, if any.

  Each of the Reporting Persons may be deemed to own beneficially 25.8% of the Issuer's Common Stock, which percentage is calculated based upon (i) 2,595,030 shares of the Issuer's Common Stock reported as outstanding by the Issuer in its Annual Report on Form 10-KSB for the fiscal year ended October 31, 2000, and (ii) the number of shares issuable upon the exercise of the Fund Warrant and the Associates Warrant (272,578 shares of the Issuer's Common Stock). Such calculation of deemed beneficial ownership does not reflect potential deemed beneficial ownership of the Agreement Shares.

  In Amendment No. 1 to the Limited Partnership Agreement of Strategic
Partners Fund, dated July 26, 1996 (attached hereto as Exhibit 2), Strategic Partners and the limited partners of Strategic Partners Fund agreed that any securities of a particular issuer that are acquired by both Strategic Partners Fund and Strategic Associates shall be sold or otherwise disposed of at substantially the same time, on substantially the same terms and in amounts proportionate to the size of each of their investments. As a consequence, Strategic Associates and Strategic Partners Fund may be deemed to be members of a group pursuant to Rule 13d-5(b)(1) of the Securities Exchange Act of 1934.

Strategic Partners, Cahill, Warnock & Company, Cahill, Warnock, Hughes and Stelljes each disclaim membership in the aforementioned group.

     (b) Number of Shares as to which each such person has

          (i) Sole power to vote or direct the vote: 0 shares for each Reporting Person;

          (ii) Shared power to vote or direct the vote: 740,230* shares for each Reporting Person;

          (iii) Sole power to dispose or to direct the disposition: 0 shares for each Reporting Person;

          (iv) Shared power to dispose or to direct the disposition: 740,230* shares for each Reporting Person.

* Does not reflect potential deemed beneficial ownership of the Agreement
Shares.

(c) Except as set forth above, none of the Reporting Persons has effected any transaction in the Shares during the last 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Shares beneficially owned by any of the Reporting Persons.

(e) Not applicable.

Item 7.  Material to be Filed as Exhibits.
         --------------------------------

     Exhibit 1 - Agreement regarding filing of joint Schedule 13D.

     Exhibit 2 - Amendment No. 1 to the Limited Partnership Agreement of Strategic Partners Fund (filed as Exhibit 2 to the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on November 9, 1998 and incorporated by reference herein).

     Exhibit 3 - Execution Copy of the Stock Purchase Agreement dated as of September 4, 1998 and closed on October 28, 1998, by and among the Issuer, Strategic Partners Fund and Strategic Associates (filed as
            Exhibit 3 to the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on November 9, 1998 and incorporated by reference herein).

     Exhibit 4 - Execution Copy of the Investors Rights Agreement dated as of September 4, 1998 and closed on October 28, 1998, by and among the Issuer, Strategic Partners Fund, Strategic Associates, Andrew L. Simon, Stephen H. Ivens, Linda G. Strabley, Steven R. Berger, Michael D. Beck and Walter B. Barbe (filed as Exhibit 4 to the
            Schedule 13D
            filed by the Reporting Persons with the Securities and Exchange Commission on November 9, 1998 and incorporated by reference herein)

     Exhibit 5 - Execution Copy of the Registration Rights Agreement dated as of September 4, 1998 and closed on October 28, 1998, by and among the Issuer, Strategic Partners Fund and Strategic Associates (filed as
            Exhibit 5 to the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on November 9, 1998 and incorporated by reference herein).

     Exhibit 6 - Form of 8% Debenture of the Issuer (issued October 28, 1998) (filed as Exhibit 6 to the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on November 9, 1998 and incorporated by reference herein)

     Exhibit 7 - Form of Warrant to Acquire Shares of Common Stock of the Issuer (filed as Exhibit 7 to the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on November 9, 1998 and incorporated by reference herein).

                                   SIGNATURE
                                   ---------

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  February 12, 2001


          /s/ Edward L. Cahill
          --------------------
          Edward L. Cahill

          /s/ David L. Warnock
          --------------------
          David L. Warnock


     CAHILL, WARNOCK STRATEGIC PARTNERS FUND, L.P.

     By:  Cahill, Warnock Strategic Partners, L.P.
          Its Sole General Partner

     By:  /s/ Edward L. Cahill
          --------------------
          Edward L. Cahill, General Partner

     By:  /s/ David L. Warnock
          --------------------
          David L. Warnock, General Partner

     CAHILL, WARNOCK STRATEGIC PARTNERS, L.P.

     By:  /s/ Edward L. Cahill
          --------------------
          Edward L. Cahill, General Partner

     By:  /s/ David L. Warnock
          --------------------
          David L. Warnock, General Partner

     STRATEGIC ASSOCIATES, L.P.

     By:  Cahill, Warnock Strategic Partners, L.P.
          Its Sole General Partner

     By:  /s/ Edward L. Cahill
          --------------------
          Edward L. Cahill, General Partner

     By:  /s/ David L. Warnock
          --------------------
          David L. Warnock, General Partner

     CAHILL, WARNOCK & COMPANY, LLC

     By:  /s/ David L. Warnock
          --------------------
          David L. Warnock, Member

          /s/ Donald W. Hughes
          --------------------
          Donald W. Hughes

          /s/ George Stelljes, III
          ------------------------
          George Stelljes, III